Bingham McCutchen LLP
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VIA EDGAR
May 20, 2014

Derek Newman
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Rydex Series Funds; File Nos. 033-59692 and 811-07584

Dear Mr. Newman:

This letter responds to comments provided with respect to Post-Effective Amendment No. 127 (the “Registration Statement”), which was filed on February 28, 2014 to reflect revised principal investment strategies, and other corresponding changes, for the following series of Rydex Series Funds (the “Registrant”): the Managed Futures Strategy Fund, Multi-Hedge Strategies Fund, and Commodities Strategy Fund (each, a “Fund” and, collectively, the “Funds”). For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as specified in the Registration Statement.

Prospectus Comments:

1.	Comment. For future 485(a) filings, please include complete fee and expense information in the Registration Statement.

Response. In many cases, the fee and expense information is not final in sufficient time to be included in the 485(a) filing. However, the Registrant has confirmed it will endeavor to include complete fee and expense information in future 485(a) filings, when doing so is both possible and practical.

2.	Comment. For the Managed Futures Strategy Fund, please explain what “third party investment strategies” means, as that term is used in the Fund’s “Principal Investment Strategies” section.

Response. As used with respect to the Managed Futures Strategy Fund, “third party investment strategies” refers to strategies created and/or maintained by unaffiliated third parties. The strategies are typically not created specifically for or used solely by the Fund. For example, to the extent the Fund invests in derivatives that seek to provide exposure to the returns of the S&P Diversified Trends Indicator, the Registrant considers the strategy or methodology underlying the S&P Diversified Trends Indicator to be a third party investment strategy. Currently, the Fund is not managed in accordance with an asset allocation model provided by a third party.

Derek Newman
May 20, 2014

3.
Comment. For those Funds that may invest a substantial portion of their assets in other short-term fixed-income investment vehicles, please confirm whether a line item for “Acquired Fund Fees and Expenses” should be added to the Funds’ Fees and Expenses table in the Fund Summary sections.

Response. To the extent applicable, we have updated each Fund’s Fees and Expenses table to reflect “Acquired Fund Fees and Expenses.”

4.
Comment. Please explain the basis under Section 12(d)(1) and the rules thereunder for the Funds’ investment of a substantial portion of their assets in other short-term fixed-income investment vehicles advised by the Advisor, or an affiliate of the Advisor.

Response. The Funds may invest a substantial portion of their assets in other short-term fixed-income vehicles advised by the Advisor, or an affiliate of the Advisor, in reliance on Section 12(d)(1)(G) and an exemptive order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Rule 12d1-2(a) under the Act received by the Advisor and its affiliates. Investment Company Act Release Nos. 29179 (March 23, 2010) and 29212 (April 20, 2010).

5.
Comment. For each of the Funds as applicable, please clarify the “Active Trading Risk” disclosure to note that high portfolio turnover and frequent trading by shareholders are distinct risks. In addition, please confirm that each Fund’s inclusion of frequent trading risk disclosure is consistent with the Fund’s frequent trading policy.

Response. We have revised the “Active Trading Risk” disclosure for each Fund as suggested. Further, the Registrant has confirmed, that as revised, each Fund’s inclusion of “Active Trading Risk” is consistent with its frequent trading policy.

6.
Comment. In the “Principal Risks” section of each Fund Summary, please revise the “Tax Risk” disclosure to address the Internal Revenue Service’s current moratorium on private letter rulings similar to those issued to the Funds and the potential impact of future regulatory changes related to the Internal Revenue Service’s position on such private letter rulings.

Response. We have revised the risk disclosure as requested.

7.
Comment. For the Multi-Hedge Strategies Fund, please clarify, in plain English, what is meant by “related mathematically,” as used in the Fund’s “Principal Investment Strategies” section in the Fund Summary.

Response. We have confirmed with the Registrant that the phrase “related mathematically” was intended to convey that the long and short investments would be economically or statistically complementary. We have revised the disclosure to omit this phrase and simplify the disclosure.

8.
Comment. Under “More Information About the Funds and the Trust - Principal Investment Risks,” please confirm whether the “Active Trading Risk” disclosure contemplates frequent trading by investment company investors, and if so, whether such investments are consistent with Section 12(d)(1)(B).

Response. While the “Active Trading Risk” disclosure contemplates frequent trading by individual and non-investment company institutional investors, it is possible that an investment company may participate in similar strategic and tactical asset allocation programs. To the extent an investment company invests in a Fund as part of such a program, all such investments will be consistent with the provisions of Section 12(d)(1), including Section 12(d)(1)(B), and any applicable exemptive relief.

Derek Newman
May 20, 2014

9.
Comment. Under “More Information About the Funds and the Trust - Principal Investment Risks,” please confirm whether the structured notes referenced under “Commodity-Linked Derivative Investment Risk - Structured Note Risk” are leveraged notes. If so, please enhance the risk disclosure accordingly.

Response. We have confirmed with the Registrant that the Funds do not invest in structured notes to a significant extent or with any regularity. Therefore, we have eliminated “Structured Note Risk” as a principal risk of the Funds.

10.
Comment. Under “More Information About the Funds and the Trust - Principal Investment Risks,” consider revising the “Derivatives Risk” disclosure to remove the discussion related to CFTC Regulation 4.5 given that none of the Funds qualify for the exemption provided by the rule.

Response. We expect to revise the disclosure as suggested in the Funds’ next regular filing.
SAI Comments:

11.	Comment. Under “Investment Policies, Techniques and Risk Factors - Investment in Other Investment Companies,” consider whether the discussion of BDCs is still relevant.

Response. The Registrant is aware that certain indices have determined to exclude BDCs as constituents of the indices, but has nonetheless determined to retain the disclosure concerning BDCs in the event one of the Funds’ current or future underlying indices or benchmarks includes BDCs as index constituents.

12.
Comment. Under “Investment Policies, Techniques and Risk Factors - Pooled Investment Vehicles,” please revise the disclosure to state that investments in pooled investment vehicles may not be liquid and are subject to the Funds’ restrictions regarding illiquid securities.

Response. We have revised the disclosure as requested.

13.
Comment. Under “Investment Restrictions,” please revise the last paragraph to clarify that romanette (iii) does not apply to the Funds’ fundamental limitations related to borrowing and the issuance of senior securities.

Response. We have revised the disclosure as requested.

14.
Comment. To the extent applicable, discuss the Board’s role in the risk oversight of the Subsidiaries under “Management of the Trust - Board Responsibilities.” In addition, please explain whether the Board considers the advisory services provided by the Advisor to the Subsidiaries in connection with its consideration of whether to renew the Advisory Agreement with the Advisor.

Response. The Board does not have a role in the direct risk oversight of the Subsidiaries. Rather, each Subsidiary has its own board of directors that is responsible for such oversight. Therefore, we have not revised the disclosure referenced. However, similar to other of the Funds’ investments, the Board considers the risks presented by the Funds’ investments in the Subsidiaries, such as the indirect exposure to certain derivatives and commodity-linked investments, when approving the Funds’ investment strategies and periodically thereafter. In addition, as a practical matter, if the Funds’ Board were to determine the operations and/or the investments of the Subsidiaries’ presented too significant of an investment risk to the Funds, the Adviser would take all necessary steps to minimize such risk, including, for example, by altering the mix of investments of the Subsidiaries or revising the investment strategies of the Funds to minimize or eliminate the Funds’ investment in the Subsidiaries, if necessary.

Derek Newman
May 20, 2014

The Board considers certain aspects of the Funds’ investment in the Subsidiaries and the Advisor’s provision of advisory services to the Subsidiaries in connection with its consideration of whether to renew the Funds’ Advisory Agreement with the Advisor. For example, the Board considers the performance and fees and expenses of the Funds, which reflect the performance and fees and expenses of the Subsidiaries. In addition, to the extent the Board determines the Advisor or its affiliates are accruing fall-out benefits from the Advisor’s relationship with the Funds in connection with its management of the Subsidiaries, the Board would consider that factor as well.

15.
Comment. Under “Management of the Trust - Members of the Board and Officers of the Trust,” please confirm that the information reported in response to the “Other Directorships” item includes directorships held for the past 5 years.

Response. We have confirmed with the Registrant that each Trustee’s “Other Directorships” for the past five years have been disclosed.

* * *

The Trust acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.
Sincerely,

/s/ Laura E. Flores
Laura E. Flores